Exhibit 35
DOLAN FAMILY GROUP INCREASES OFFER TO ACQUIRE
100% OF PUBLIC INTEREST IN CABLEVISION SYSTEMS CORPORATION
All-Cash Offer of $30 per Share Represents a 25.4% Premium
Over the Share Price on the Day before the October 2006 Offer and an 11.1%
Premium over the Previous $27-per-Share Proposal
Revised Proposal is Dolan Family Group’s Best and Final Offer
Bethpage, New York, January 12, 2007 — Charles F. and James L. Dolan, on behalf of members of the Dolan family, today announced that they have submitted a revised proposal to purchase 100 percent of the outstanding publicly held shares of common stock of Cablevision Systems Corporation (NYSE: CVC).
Under the proposed transaction, transmitted today in a letter to the Special Transaction Committee of the Cablevision Board of Directors, public stockholders would receive $30 per share in cash, compared to the $27 per share the Dolan Family Group offered on October 8, 2006. The proposal values the total equity of Cablevision at approximately $8.9 billion and implies an enterprise value of approximately $20.1 billion.
In its letter, the Dolan Family Group said that the revised proposal represents its “best and final offer.” Noting that “the on-going uncertainty created by this process is potentially harmful to the Company” and that the Dolan Family Group understands the Special Transaction Committee does not need any further information to make a decision, letter requested a response to the increased offer as soon as possible. The offer will expire at the close of business on January 17th, 2007.
Benefits to Public Stockholders
The letter further stated, “We believe our increased offer, which follows our discussions with the Special Committee and reflects our desire to complete this transaction in a timely manner, represents fair value and is in the best interests of the Company and its public stockholders.” It cited several reasons why the Dolan Family Group believes the increased offer will be attractive to the Company and its public stockholders, including:
•	The increased offer represents a 25.4% premium to the closing price of Cablevision’s stock on October 6, 2006, the last trading day before the public announcement of the previous offer, and an 11.1% premium over that $27-per-share offer.

•	It represents a 23.7% premium to the 52-week high at the time of the Dolan Family Group's October 2006 offer, and a 32.6% premium to the average closing price over the three-month period prior to that date.

•	These attractive premiums would come on top of the 31.9% increase in the share price that occurred between the payment of the Company’s $10 per share special dividend in April 2006 and the announcement of the October 2006 offer.

•	The premiums compare very favorably to those provided in recent going-private transactions in the cable sector, including the Cox Communications and Insight Communications transactions.

•	The increased offer price also represents a value per subscriber of approximately $4,750 (based upon a non-telecom asset valuation in-line with our 2005 proposal of $12.50 per share.), which is the highest subscriber valuation seen in the cable industry since 2000.

•	The all cash offer provides certainty of value for stockholders in an increasingly competitive environment.
Advantages of Private Ownership
The letter emphasized the Dolan Family Group’s belief that the proposed transaction “will provide an environment permitting management to meet the challenges of intensifying competition and the risk of new entrants in the years to come.” It stated that succeeding in this fiercely competitive environment “requires a long-term, entrepreneurial management perspective that is not often appreciated by the public markets’ constant focus on short-term results. In our view, private ownership would better allow us to execute on this long-term, entreprenenrial management perspective, and we are willing to assume the risks of full ownership and additional leverage to optimize the Company's ability to continue to grow.”
The Dolan Family Group emphasized, "We have no intention of selling the Company or our control position in the Company, whether Cablevision continues as a public Company or goes private. Moreover, if it continues to be public, the driver of our strategy will be fundamentally the same — apply Cablevision's resources to be the winner in the long term and not impair our strategy by short-term considerations."
The letter added that the Dolan Family Group would be willing to discuss contractual provisions in regard to its stated intention not to sell.
The letter also stated that the Dolan Family Group plans to invest all of its Company shares, which have a value of approximately $1.8 billion based on the new offer price, in the proposed transaction. It said that additional funds would be provided by committed debt and preferred equity financing from Merrill Lynch & Co. and Bear, Stearns & Co. Inc.
The Dolan Family Group is being advised by Merrill Lynch & Co., Bear, Stearns & Co. Inc., and the law firms of Debevoise & Plimpton LLP and Skadden, Arps, Slate, Meagher & Flom LLP.
A copy of the Dolan Family Group's letter to the Special Transaction Committee of the Board of Directors is attached.

This press release is not a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell shares of Cablevision, and it is not a substitute for any proxy statement or other filings that may be made with the Securities and Exchange Commission (“SEC”) should this proposed transaction go forward. If such documents are filed with the SEC, investors will be urged to thoroughly review and consider them because they will contain important information, including risk factors. Any such documents, once filed, will be available free of charge at the SEC’s website (www.sec.gov) and from Cablevision.
“Safe Harbor” Statement under the Private Securities Litigation and
Reform Act of 1995:
This press release includes forward-looking statements within the meaning of the federal securities laws that are subject to risks and uncertainties, including the inability to satisfy the conditions to any proposed transaction, general economic conditions, and other factors that may be identified in filings made with the SEC by Cablevision or the Dolan Family Group.

CONTACTS:	Michael Gross 646-805-2003 OR Jim Badenhausen 646-805-2006
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